823116

GREAT QUEST
METALS LTD.

RECEIVED
2005 OCT 31 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

October 21, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

SUPPL

Grant of Stock Options

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce the grant of 110,000 stock options to directors, officers and consultants of the Company. Each stock option entitles the holder to purchase one common share of the Company's capital stock at $0.65 for a term of five years. This stock option grant is subject to the Company's stock option plan and regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

05012154

10/31

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE.

N E W S R E L E A S E

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

October 18, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces a New Investor Relations Agreement
The $220,000 Private Placement Completed

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce the completion of an Investor Relations Agreement with George Butterworth. Mr. Butterworth will work for a minimum of three months for Great Quest during which he will be interfacing with shareholders and potential investors to inform them of the Company's activities and to explain the potential of the Company's projects. For his efforts, Mr. Butterworth will be receiving $1,500 per month from the Company. After the initial three month period, either Great Quest or Mr. Butterworth can cancel the arrangement at any time.

Mr. Butterworth graduated from the University of Manitoba in 1966 with degrees in English and Economics. He worked in sales with IBM for 11 years and then he founded and worked for First Reserve Securities for 6 years where he raised funds for flow-through financings and tax shelters. He has worked in an administration and investor relations capacity for small cap companies for several years.

Great Quest also is announcing the completion of the $220,000, 400,000 unit, private placement announced on July 26, 2005. The private placement was done at $0.55 per unit with each unit consisting of one common share of the Company's capital stock and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share at $0.65 for a two year period. A $2,860 commission was paid for a portion of the private placement and 9,750 broker's warrants were issued.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E